SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

VISUAL BIBLE INTERNATIONAL, INC.
(Name of Issuer)

COMMON SHARES, $0.001 PAR VALUE
(Title of Class of Securities)

928419 30 8
(CUSIP Number)

Ed Rosenblat
3751 Victoria Park Avenue
Toronto, Ontario M1W 3Z4
(416) 774-2193
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2005
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 2 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Elly Reisman, Norman Reisman, Elly Reisman Holdings Limited, Norman Reisman Holdings Limited, Red Brook Developments Limited, Ruth Reisman, Ruth Reisman Limited and Beverly Reisman hereby amend and supplement the Schedule 13D originally filed on March 31, 2005, by supplementing Item 4 and Item 7 thereof with the information provided below.

Item 4. Purpose of Transaction.

     Red Brook, on its own behalf, and on behalf of certain A Unit Investors and B Unit Investors, filed an application with the Ontario Superior Court of Justice (Commercial List) (Court File No. 05-CL-5835) for an order appointing RSM Richter Inc. (“RSM”) as an interim receiver and receiver and manager over the assets, property and undertakings of Visual Bible, Visual Bible (Canada) Inc. and The Book of John Inc. (the “Application”). On April 13, 2005, the Application was heard by the Court and the Order appointing RSM as receiver was granted (the “Order”).

     The foregoing description with respect to the Application and the Order, respectively, is qualified in its entirety by reference to Application and the Order, respectively, each of which is an exhibit hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

EXHIBIT	DOCUMENT
99.4	Application for Appointment of Receiver

99.5	Order for Appointment of Receiver

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2005

/s/ Elly Reisman

ELLY REISMAN

/s/ Norman Reisman

NORMAN REISMAN

/s/ Ruth Reisman

RUTH REISMAN

/s/ Beverly Reisman

BEVERLY REISMAN

ELLY REISMAN HOLDINGS LIMITED

By:	/s/ Elly Reisman

Name: Elly Reisman Title: President

NORMAN REISMAN HOLDINGS LIMITED

By:	/s/ Norman Reisman

Name: Norman Reisman Title: President

RUTH REISMAN LIMITED

By:
/s/ Ruth Reisman
Name: Ruth Reisman Title: President

RED BROOK DEVELOPMENTS LIMITED

By:
/s/ Elly Reisman
Name: Elly Reisman Title: President